FORM 6-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

China Netcom Group Corporation (Hong Kong) Limited Building C, No. 156, Fuxingmennei Avenue Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on resignation of Mr. Leng Rongquan as Vice Chairman and Non-executive Director of the registrant, made by China Netcom Group Corporation (Hong Kong) Limited (“registrant”) in English on November 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Zhang Xiaotie By /s/ Oliver E Lixin

Name: Zhang Xiaotie and Oliver E Lixin Title: Joint Company Secretaries

Date: November 30, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[LOGO] CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 906)

ANNOUNCEMENT

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Mr. Leng Rongquan has been appointed as the deputy general manager of China Telecommunications Corporation and has resigned from his position as Vice Chairman and Non-executive Director of the Company with effect from 5 November 2004. Mr. Leng Rongquan will no longer hold the position as Vice President of China Network Communications Group Corporation. Mr. Leng Rongquan has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Mr. Leng Rongquan to the Company with the highest regard and deepest gratitude.

By Order of the Board Zhang Xiaotie Oliver E Lixin Joint Company Secretaries

Hong Kong, 30 November 2004

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.